UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 AND ENDING 06/30/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLADSTONE SECURITIES LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1521 WESTBRANCH DRIVE, SUITE 100

(No. and Street)

MCLEAN	VIRGINIA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE   646-930-1906

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP

(Name – if individual, state last, first, middle name)

1800 TYSONS BLVD	MCLEAN	VIRGINIA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, JACK DELLAFIORA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLADSTONE SECURITIES LLC, as of JUNE 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PRINCIPAL

Title

Notary Public

MALINDA O. PLUMER
COMMONWEALTH
REGISTRATION NO.
364234
MY COMM. EXPIRES
11/30/2023
OF VIRGINIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gladstone Securities, LLC

Financial Statements and Supplementary Information
As of and for the Year Ended June 30, 2020



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Gladstone Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gladstone Securities, LLC (the "Company") as of June 30, 2020, and the related statements of operations, of member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 Of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 as of June 30, 2020 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us



supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

McLean, Virginia
September 10, 2020

We have served as the Company's auditor since 2010.

Gladstone Securities, LLC
Statement of Financial Condition
As of June 30, 2020

Assets

Cash and cash equivalents	$	1,834,402
Receivable from clearing firm		142,072
Clearing firm deposit		50,000
Prepaid expenses		61,397
Intangible assets		97,266
Due from affiliates[1]		9,770
Total assets	$	2,194,907

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	261,399
Due to affiliates[1]		208,159
Total liabilities		469,558

Commitments and Contingencies (Refer to Note 4)

Member's equity		1,725,349
Total member's equity		1,725,349
Total liabilities and member's equity	$	2,194,907

[1] See Footnote 5 - Related Party Transactions

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Operations
For the Year Ended June 30, 2020

Revenue

Revenue from contracts with customers (related party[1])

Investment banking fees	$	1,433,854
Dealer management fees		7,102,719
Real estate advisory fees		387,262
Total revenues from contracts with customers		8,923,835
Other revenues		30,383
Total revenues		8,954,218

Operating expenses

Salaries and employee benefits[1]	1,671,140
Broker-dealer securities commissions	6,649,027
Professional services	199,699
Clearing fees	62,750
Taxes and licenses	87,574
Travel and meals	16,080
Rent[1]	46,346
Telecommunications[1]	29,164
Insurance[1]	47,855
Offering diligence expense	343,587
Other operating expenses[1]	56,133
Total expenses	9,209,355
Net loss	$ (255,137)

[1] See Footnote 5 - Related Party Transactions

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Member's Equity
For the Year Ended June 30, 2020

Balance, June 30, 2019	$	1,980,486
Net loss		(255,137)
Balance, June 30, 2020	$	1,725,349

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Cash Flows
For the Year Ended June 30, 2020

Cash flows from operating activities

Net loss	$	(255,137)
Adjustment to reconcile net loss to net cash used in operating activities:		
Decrease in due from affiliates[1]		566,549
(Increase) in receivable from clearing firm		(142,072)
(Increase) in prepaid assets		(13,416)
(Decrease) in accounts payable and accrued expenses		(277,042)
(Decrease) in due to affiliates[1]		(433,924)
Net cash used in operating activiites		(555,042)
Net decrease in cash and cash equivalents		(555,042)
Cash and cash equivalents, beginning of year		2,389,444
Cash and cash equivalents, end of year	$	1,834,402

[1] See Footnote 5 - Related Party Transactions

The accompanying notes are an integral part of these financial statements.

1. Organization

Gladstone Securities, LLC (the "Company", formerly known as Circadian Partners, LLC) was formed on April 4, 2003 as a limited liability company under the laws of the state of Connecticut. The Company became a broker-dealer on November 18, 2003 and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company is a wholly-owned subsidiary of The Gladstone Companies, Inc (the "Parent").

The Company provides distribution and investment banking services for affiliated companies of the Parent, which are advised by Gladstone Management Corporation ("GMC"). The Company's FINRA membership agreement also permits the Company to raise private equity capital for nonaffiliated third-parties. As further described in Note 3, the Company has claimed an exemption from Securities Exchange Act Rule 15c3-3 (17 C.F.R. §240.15c3-3 or the "Customer Protection Rule") under sections (k)(2)(ii) of that rule for the portion of its business activities cleared via a clearing broker on a fully disclosed basis. For the remaining business activities, the Company does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in Footnote 74 of SEC Release No. 34-70073.

2. Summary of Significant Accounting Policies

The accounting policies that materially affect the determination of financial condition, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The Company's financial statements are prepared on the accrual basis of accounting in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with maturities of three months or less when purchased. All of the Company's cash and cash equivalents at June 30, 2020 were held in the custody of financial institutions. The Company's balances at times may exceed federally insurable limits. The Company mitigates this risk by depositing funds with a major

banking institution.

Prepaid Expenses

Prepaid expenses consist of annual subscriptions and insurance premiums which are amortized on a straight-line basis over their respective useful lives.

Intangible Assets

Intangible assets are indefinite-lived and consist of the purchase price for the broker-dealer license, as well as capitalized regulatory fees. Pursuant to applicable GAAP, the Company performed a qualitative assessment as of June 30, 2020 to determine if there is a greater than 50% likelihood that the fair values of its intangible assets exceeded their carrying amounts. Based on this assessment, the Company concluded there was a greater than 50% probability that the fair value of each of its intangible assets exceeded its carrying value and therefore the Company was not required to perform a further quantitative assessment. Accordingly, no impairment was recognized for the year ended June 30, 2020.

Revenue Recognition

The Company accounts for revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606.

A summary of the performance obligations and revenue recognition for each of the Company's business activities is included in the table below:

Revenue Stream	Performance Obligation	Revenue Recognition
Investment banking fees	To provide investment banking and related diligence services to portfolio companies of affiliates.	Fees are generated and earned at settlement date when paid.
Dealer management fees	To serve as the dealer manager in distribution of certain offerings of stock of affiliates.	Fees are generated and earned on a trade-date basis, when the Company's obligation to its customer is satisfied.
Real estate advisory fees	To provide mortgage placement services to affiliates.	Fees are generated and earned at settlement date when paid.

A further description of the Company's revenue streams are as follows:

Investment Banking Fee Income

Investment banking fee income includes investment banking fees and related diligence services derived from contractual agreements with portfolio companies of the Company's affiliates, Gladstone Investment Corporation ("Investment") and Gladstone Capital Corporation ("Capital"). Such fees are generally earned and received on the settlement date of portfolio company transactions. During the year ended June 30, 2020 the Company earned investment banking revenues of $969,354 and $464,500 from transactions entered into by Capital and Investment, respectively.

Dealer Management Fee Income

The Company entered into a Dealer Manager agreement with Gladstone Land Corporation ("Land"), effective January 10, 2018, to serve as exclusive dealer-manager in connection with the primary offering of 6,000,000 shares of Land's 6.0% Series B Cumulative Redeemable Preferred Stock. The offering terminated on March 5, 2020, which was the date on which all the shares (6,000,000) offered in the primary offering have been sold. During the year ended June 30, 2020 the Company earned income of $6,816,519 related to this agreement.

The Company entered into a Dealer Manager agreement with Land, effective February 20, 2020, to serve as exclusive dealer-manager in connection with the primary offering of up to 20,000,000 shares of Land's 6.0% Series C Cumulative Redeemable Preferred Stock (the "Land Series C Preferred Stock"), and up to 6,000,000 shares of the Series C Preferred Stock pursuant to a dividend reinvestment plan ("DRIP"). The offering of the Land Series C Preferred Stock will terminate on the date that is the earlier of (1) June 1, 2025 (unless earlier terminated or extended by Land's Board of Directors) and (2) the date on which all 20,000,000 shares of the Land Series C Preferred Stock offered in the Primary Offering are sold. The offering period for the DRIP will terminate on the earlier of (1) the issuance of all 6,000,000 shares of the Land Series C Preferred Stock under the DRIP and (2) the listing of the Land Series C Preferred Stock on the Nasdaq Global Market ("Nasdaq") or another national securities exchange. Through June 30, 2020, 130,702 of the 20,000,000 and none of the 6,000,000 shares had been sold. During the year ended June 30, 2020, the Company earned $286,200 of income related to this agreement.

The Company entered into a Dealer Manager agreement with Gladstone Commercial Corporation ("Commercial"), effective February 20, 2020, to serve as exclusive dealer-manager on a "reasonable best efforts" basis in connection with the primary offering of up to 20,000,000 shares of Commercial's 6.0% Series F Cumulative Redeemable Preferred Stock (the

"Commercial Series F Preferred Stock"), and up to 6,000,000 shares of the Series F Preferred Stock pursuant to a DRIP. The terms of termination of the offering are consistent with those of the Land Series C Preferred Stock described above. Through June 30, 2020, none of the 20,000,000 and none of the 10,000,000 shares had been sold. During the year ended June 30, 2020, the Company earned $0 of income related to this agreement.

The Company entered into a Dealer Manager agreement with Investment, effective May 22, 2020, to serve as exclusive dealer-manager in connection with the primary offering of up to $350,000,000 aggregate principal amount of the Investment's 6.0% Notes due 2040 (the "Investment Notes") on a "reasonable best efforts" basis. However, Investment can currently only offer for sale up to $200 million aggregate principal amount of the Investment Notes pursuant to a prospectus supplement dated May 22, 2020 and a base prospectus dated July 24, 2019. Investment intends to file a new shelf registration statement and a related prospectus supplement by July 2022 in order to register and offer for sale the aggregate principal amount of Investment Notes pursuant to the terms of the Dealer Manager Agreement that remains unsold at that time. Through June 30, 2020, none of the Investment Notes had been sold. During the year ended June 30, 2020, the Company earned $0 of income related to this agreement.

Under each of these dealer manager agreements, Gladstone Securities will provide certain sales, promotional and marketing services in connection with the offerings, and the securities issuer will pay the Company (i) selling commissions of 6.0% of the gross proceeds from sales of the shares or notes in the offerings and (ii) a dealer manager fee of 3.0% of the gross proceeds from sales of the shares or notes in the offerings (the "Dealer Manager Fee"). As the exclusive dealer manager, the Company has primary responsibility for marketing, soliciting, and distributing Land's preferred stock. The Company has control over the selection and use of third parties, such as participating dealers or wholesalers, in performing these services to the securities issuers and has pricing discretion with these third parties. Therefore, the Company records both dealer manager revenues from the issuers and the associated costs from participating dealers and wholesalers on a gross basis on the Company's statement of operations. Likewise, amounts due to and due from these transactions are recorded gross on the Company's statement of financial position.

Real Estate Advisory Fee Income

Real estate advisory fee income is earned from mortgage acquisition services provided by the Company to Commercial and Land, both affiliates of the Company.

The Company entered into an agreement with Commercial, effective June 18, 2013, for the Company to act as a non-exclusive agent to assist Commercial with arranging mortgage financing for properties. In connection with this engagement, the Company may solicit the interest of various commercial real estate lenders or recommend third party lenders to

Commercial. Commercial pays the Company a real estate advisory fee in connection with the services it provides for securing mortgage financing. The amount of these financing fees, which are earned and payable upon closing of the financing, are based on a percentage of the amount of the mortgage, generally ranging from up to 0.5% to a maximum of up to 1.0% of the mortgage obtained. The amount of the financing fees may be reduced or eliminated, as determined by the Company and Commercial after taking into consideration various factors, including, but not limited to, the involvement of any third party brokers and market conditions. During the year ended June 30, 2020 the Company earned real estate advisory fee revenue of $158,062 related to this agreement.

The Company entered into an agreement with Land, effective April 12, 2017, for the Company to act as a non-exclusive agent to assist Land with arranging mortgage financing for properties. The terms of the agreement are substantively similar to the agreement between the Company and Commercial. During the year ended June 30, 2020 the Company earned real estate advisory fee revenue of $229,200 related to this agreement.

Both agreements were renewed on July 14, 2020 by Commercial and Land; the new termination dates are August 31, 2021.

Income Taxes

The Company is a single member limited liability company which is wholly owned by its Parent. The Company's results will be reported on its Parent's federal and state income tax returns. The Company is a disregarded entity for both U.S. federal and state income tax purposes and there is no tax sharing agreement between the Company and its Parent. The Company has no obligation or commitment to fund any tax liability held by its Parent and accordingly, no tax recognition is reflected in the Company's financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standard Update ("ASU") 2016-02, "Leases (Topic 842): An Amendment of the FASB Accounting Standards Codification" ("ASU 2016-02"). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee, which classification determines whether lease expense is recognized based on an effective interest method or on a straight-line basis, respectively, over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months, regardless of the classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. The amendments in ASU 2016-02 is effective for the Company beginning in fiscal year 2020. The Company evaluated its agreements under this new standard and concluded it does not have any direct, indirect, or embedded leases, including within its

expense sharing contract with its affiliates. This expense sharing contract does not contain an embedded lease because there is not an asset explicitly or implicitly identified in the contract (see Note 5).

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments–Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). ASU 2016-13 requires more timely recognition of credit losses on loans and other financial instruments that are not accounted for at fair market value through net income. The standard also requires that financial assets measured at amortized cost be presented at the net amount anticipated to be collected via an allowance for credit losses that is deducted from the amortized cost basis. Pursuant to ASU 2016-13, we will be required to measure all expected credit losses based upon historical experience, current conditions, and reasonable (and supportable) forecasts that affect the collectability of the financial asset. We are currently evaluating the impact from adopting ASU 2016-13, which is effective for fiscal years beginning after December 15, 2019, but we do not anticipate its adoption will have a material impact on our financial statements.

3. **Regulatory Requirements**

The Company operates three lines of business: investment banking, real estate advisory, and dealer management services. The Company's investment banking and real estate advisory businesses are forms of mergers and acquisitions advisory services while dealer management services are distribution services conducted either via a clearing broker or pursuant to SEC Rule 15c2-4 (see Note 2).

As disclosed in Note 1, the Company claims exemption from the Customer Protection Rule under paragraph k(2)(ii) for the portion of its dealer management business cleared on a fully disclosed basis through its clearing firm, RBC Capital Markets, LLC ("RBC") (see Note 6). This portion of the business represented approximately 74% of dealer manager revenue during the year ended June 30, 2020.

The Company does not claim exemption from the Customer Protection Rule for its investment banking, real estate advisory, and the remaining portion dealer management lines of business (representing the remaining 26% of dealer management revenue during the year ended June 30, 2020). The Company operates as a non-covered firm consistent with Footnote 74 of SEC Release No. 34-70073 and associated SEC Staff Guidance. To avail itself of this option, the Company represents it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3). Therefore, the Company has no obligation under the Customer Protection Rule for these business activities.

As the Company claims exemption from the Customer Protection Rule for certain lines of business it is not required to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 nor is it required to prepare the Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15:1.

The Company had basic net capital of $1,521,012 at June 30, 2020, which was $1,489,708 in excess of its required minimum net capital.

The Company's ratio of aggregate indebtedness to net capital at June 30, 2020 was .3087:1.

4. **Commitments and Contingencies**

Contingencies include the usual obligations of a broker dealer. The Company seeks to minimize the risks associated with its activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with customers. While the Company has exposure to these risks in its normal course of business, there are no significant unrecorded or undisclosed commitments or contingencies as of June 30, 2020. Additionally, there are no liabilities subject to subordination, and thus, The *Statement of Changes in Liabilities Subordinated to Claims of General Creditors* has been omitted.

5. **Related-Party Transactions**

The Company is a member of a group of affiliated entities, including GMC and Gladstone Administration, LLC ("Administration"). GMC and Administration, pursuant to a written expense sharing agreement, have agreed to provide certain administrative services to the Company and the Company has agreed to reimburse its affiliates for the costs of such services. As provided in this expense sharing agreement, the Company is allocated these expenses on a reasonable basis that equates the proportional cost of the service or product to the proportional use of or benefit derived from the service or product. Generally, this proportionate use is derived based on employee hourly activity.

During the year ended June 30, 2020, the Company incurred the following expenses from affiliates as follows:

	GMC	Administration	Total
Salaries and employee benefits	$ 954,541	$ 716,599	$ 1,671,140
Rent	28,882	17,464	46,346
Telecommunications	17,938	10,996	28,934
Insurance	6,157	3,525	9,682
Other	40,052	13,819	53,871
Total Expenses from Affiliates	$ 1,047,570	$ 762,403	$ 1,809,973

These expenses are recorded as due to affiliates on the Company's Statement of Financial Condition. During the year ended June 30, 2020 the Company paid $1,504,771 and $739,126 to GMC and Administration, respectively, of amounts previously recorded as due to affiliates. At June 30, 2020, the Company owed $109,439 and $56,903 to GMC and Administration, respectively, pursuant to this expense sharing agreement.

6. **Clearing Broker**

As disclosed in Notes 1 and 3, the Company clears 74% of dealer manager revenue for dealer management transactions through RBC on a fully disclosed basis. For the year ended June 30, 2020 the Company paid $62,750 in fees to RBC. The Company has receivables of $134,822 due from RBC for cleared and settled trades for which RBC had yet to remit payment to the Company. At June 30, 2020 the Company had $50,000 on deposit with RBC.

7. **Risks and Uncertainties – COVID-19**

Subsequent to December 31, 2019, the pandemic caused by the spread of COVID-19 has impacted most countries, communities, and markets. The extent to which the COVID-19 pandemic may impact our business, financial condition, liquidity, results of operations, or prospects will depend on numerous evolving factors that are out of our control and that we are not able to predict at this time.

8. **Subsequent Events**

The Company evaluated all events that have occurred subsequent to June 30, 2020 through September 10, 2020, the date these financial statements were available for issuance. There were no subsequent events requiring disclosure during the period then ended.

Gladstone Securities, LLC

Computation of Net Capital under Rule 15c3-1

Of the Securities and Exchange Commission

As of June 30, 2020   **Schedule I**

Computation of Net Capital

Member's equity	$	1,725,349
Non-allowable assets:		
Prepaid expenses		(61,397)
Due from affiliates		(17,020)
Intangible assets		(97,266)
Net capital before haircuts		1,549,666
Haircuts - money market mutual funds		(28,654)
Net capital		1,521,012
Less: Minimum net capital required at 6.67% of aggregated indebtedness ($5,000 if higher)		31,304
Excess net capital	$	1,489,708
Total aggregated indebtedness	$	469,558
Ratio of aggregated indebtedness to net capital		.3087:1

There are no material differences between the above calculations and the calculations as included in the Company's amended FOCUS report as of June 30, 2020, filed on September 2, 2020.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

As disclosed in Notes 1 and 3, the Company claims exemption from Securities Exchange Act Rule 15c3-3 (17 C.F.R. §240.15c3-3 or the "Customer Protection Rule") under paragraph (k)(2)(ii). Therefore, the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 has been omitted.

Gladstone Securities, LLC
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2020   Schedule II

14

Gladstone Securities, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of June 30, 2020 **Schedule III**

Information Relating to Possession or Control Requirements:

As disclosed in Notes 1 and 3, the Company claims exemption from Securities Exchange Act Rule 15c3-3 (17 C.F.R. §240.15c3-3 or the "Customer Protection Rule") under paragraph (k)(2)(ii). Therefore, the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been omitted.

 **GLADSTONE SECURITIES**

Gladstone Securities, LLC's Exemption Report

Gladstone Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) With regard to the Company's dealer management business activities for transactions cleared on a fully disclosed basis with a clearing firm, the Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k): (2)(ii).

(2) With regard to the Company's investment banking, real estate advisory, and dealer management services for transactions not cleared through its clearing firm business activities, the Company is filing an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 because it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3).

(3) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) and the provisions of Footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year ended June 30, 2020 without exception.

  Gladstone Securities, LLC

I, Jack Dellafiora, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____	___9/10/2020_____
Signature	Date

  Jack Dellafiora
Print Name



Report of Independent Registered Public Accounting Firm

To Management of Gladstone Securities, LLC

We have reviewed Gladstone Securities, LLC's (the "Company") assertions, included in the accompanying Gladstone Securities, LLC's Exemption Report, in which:

(1) the Company stated that with regard to its dealer management business activities for transactions cleared on a fully disclosed basis with a clearing firm, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) the Company stated that with regard to its investment banking, real estate advisory, and dealer management services for transactions not cleared through its clearing firm business activities, the Company is filing an Exemption Report pursuant to the provisions of Footnote 74 of Securities and Exchange Commission ("SEC") Release No. 34-70073 because it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3).

(3) the Company stated that it met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) and the provisions of Footnote 74 of SEC Release No. 34-70073 throughout the year ended June 30, 2020 without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) and the provisions of Footnote 74 of SEC Release No. 34-70073 throughout the year ended June 30, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) and the provisions of Footnote 74 of SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of SEC Release No. 34-70073.

PricewaterhouseCoopers LLP

September 10, 2020
McLean, Virginia

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us



Report of Independent Accountants

To the Management of Gladstone Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Gladstone Securities, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Gladstone Securities, LLC for the year ended June 30, 2020, solely to assist the specified parties in evaluating Gladstone Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Gladstone Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated January 30, 2020 in the amount of $7,924 was compared to check number 756, and payment dated August 6, 2020 in the amount of $5,413 was compared to check number 821, noting no differences.
2. Compared the Total Revenue amount reported on page 2 of the Annual Audited Report Form X-17A-5 for the year ended June 30, 2020 of $8,954,218 to the Total revenue amount of $8,954,218 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2020, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 2c (3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $62,750 to page 2 of the Annual Audited Report X-17A-5 for the year ended June 30, 2020, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e, $8,891,468 and $13,337, respectively, of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us



conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Management of Gladstone Securities, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

McLean, Virginia
September 10, 2020